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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ___________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2002


                                A.C.L.N. LIMITED
                (Translation of registrant's name into English)


                           140-B Franklin Roosevelt
                             Limassol 3011, Cyprus
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          FORM 20-F [X]   FORM 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


          YES [_]   NO [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         A.C.L.N. LIMITED



Date: February 7, 2002               By: /s/ Christian Payne
                                        --------------------------------
                                         Name: Christian Payne
                                         Title: Chief Financial Officer
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                               INDEX TO EXHIBITS
                               -----------------

Exhibit
Number              Description of Exhibit
------              ----------------------

99.1                Press Release dated February 5, 2002